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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                    FORM 10

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                     PURSUANT TO SECTION 12(B) OR 12(G) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                                   MCS, INC.
             (Exact name of registrant as specified in its charter)

                   PENNSYLVANIA                                         25-1400911
         (State or Other Jurisdiction of                             (I.R.S. Employer
          Incorporation or Organization)                           Identification No.)
         400 PENN CENTER, PITTSBURGH, PA                                  15253
     (Address of Principal Executive Offices)                           (Zip Code)

        Registrant's telephone number, including area code: 412-823-7440

       Securities to be registered pursuant to Section 12(b) of the Act:

               TITLE OF EACH CLASS                  NAME OF EACH EXCHANGE ON WHICH
               TO BE SO REGISTERED                  EACH CLASS TO BE SO REGISTERED
               -------------------                  ------------------------------
                       None

       Securities to be registered pursuant to Section 12(g) of the Act:

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                                (Title of Class)

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                                EXPLANATORY NOTE

                                                         [               ], 1999

Dear Fellow Stockholders:

     In May 1999, the Board of Directors of Mestek, Inc. decided to merge Mestek's wholly owned subsidiary MCS, Inc. with and into Simione Central Holdings, Inc. ("Simione") pursuant to an Agreement and Plan of Merger (the "Original Merger Agreement"). Prior to the closing of the Original Merger Agreement, Simione acquired all of the stock of CareCentric Solutions, Inc. ("CareCentric") pursuant to a Merger that was consummated on August 12, 1999. Thereafter, the Mestek Board of Directors considered, on a preliminary basis, the distribution of all of the capital stock of MCS to the Mestek stockholders. The Mestek Board of Directors determined that a distribution (Spinoff) of all of the capital stock of MCS to the Mestek stockholders would benefit Mestek by allowing its management to focus exclusively on the operation and growth of its HVAC, metals and metal forming segments. The Mestek Board of Directors also found that the distribution would benefit MCS by providing MCS with greater access to the capital markets to develop its home health information and services business and by allowing MCS to be better able to attract and retain top quality professionals.

     In September 1999, the Board of Directors of Mestek resolved to distribute all of the capital stock of MCS to the Mestek stockholders on a pro rata basis prior to the Merger of MCS into Simione. Accordingly, all common stockholders of
record of Mestek on [               ], 1999 (the "Record Date") will receive one
share of the common stock of MCS for each share of the common stock of Mestek they own on the Record Date (the "Spinoff"). Mestek intends to distribute the
shares of common stock of MCS on [               ].

     The business of MCS is primarily related to the sales and service of business applications software for the home health services information systems marketplace. On September 1, 1999, MCS transferred its business relating to its ProfitWorks software, used primarily by the building supply industry, to Mestek, and this business will not be included in the Spinoff.

     You do not have to take any action for the Spinoff to occur. You do not have to pay for the uncertificated shares of MCS common stock that you will receive in the Spinoff, nor do you have to surrender or exchange shares of common stock of Mestek in order to receive shares of MCS common stock. The number of shares of Mestek common stock that you own will not change as a result of the Spinoff.

     Immediately after the Spinoff, you will own a pro-rata portion of MCS and you will continue to own your shares of Mestek. Mestek will continue to trade on the NYSE but there are no plans to list the MCS shares on any exchange. The MCS shares will not be transferable for 125 days from the Record Date, except in the event of a merger between MCS and another company.

     On September 9, 1999, MCS, Mestek and Simione signed an Amended and Restated Agreement and Plan of Merger (as amended, the "Merger Agreement"). In the Merger Agreement, MCS and Simione agreed to a Merger of MCS with and into Simione (the "Merger") subject to certain conditions, including, without limitation, the completion of the Spinoff and the affirmative vote of the common stockholders of MCS after the Spinoff. The proposed Merger, including the risks involved and the conditions precedent, is described in the Joint Proxy Statement/Prospectus of Simione and MCS which is being sent to you simultaneously with this Registration Statement on Form 10. If the Merger is approved by the shareholders of both companies and proceeds to closing, you will receive in regular certificate form shares of Simione common stock in exchange for your uncertificated shares of MCS acquired in the Spinoff. The Simione shares will be subject to certain transferability restrictions for a period of two years, as further described in the Joint Proxy Statement/Prospectus. The Merger Agreement was subsequently further amended on October 25, 1999 to make certain changes that conform to the proposed structure of the Merger. Simione common stock is listed on the Nasdaq National Market and is traded under the symbol "SCHI".

     For your information, I intend to vote the MCS common stock that I will acquire in the Spinoff, either in my own name or as trustee, in favor of the Merger.

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

     You should read this Registration Statement on Form 10 and the accompanying Joint Proxy Statement/Prospectus carefully.

                                          Sincerely,

                                          John E. Reed
                                          Chairman of the Board of Directors

                                   MCS, INC.

ITEM 1.  BUSINESS

OVERVIEW

     The business of MCS is primarily related to the sales and service of business applications software for the home health services marketplace. Services to customers include:

     - preparation of computer programs and software to meet customer needs,

     - providing computer hardware when required,

     - installing the system at the customer's business,

     - providing continuing support services, and

     - providing classroom and computer-based training on its software.

     MCS' primary product is MestaMed(TM), a third-party billing, accounting and inventory control system for providers of home medical equipment, home health care, infusion therapy, rehabilitation programs, and hospice services. (1) MCS also develops and offers for sale computer-based training materials for the MestaMed system and for other home health issues. In addition, MCS Management Services division offers management services to home health providers to assist them with billing and reimbursement and the efficient management and utilization of their systems.

MESTAMED

     MCS' primary product is MestaMed, a third-party billing, accounting and inventory control system for providers of home medical equipment, home health care, infusion therapy, rehabilitation programs, and hospice services. MCS' customers are home health care providers who use MestaMed to track the provision of home medical equipment and services to patients and to meet the complex requirements necessary to obtain reimbursement from Medicare/Medicaid and other third-party payors. MCS believes MestaMed is the only system which integrates information for operational and financial management for all of these disciplines for providers of home health services.

     MestaMed is comprised of approximately 4-6 core modules (such as billing) and up to 18 additional modules covering specific functions desired by the customer. The configuration of each customer's installation is customized by selecting only the necessary modules and setting the applicable parameters. MestaMed is available on a variety of hardware platforms and operating systems including Open VMS, UNIX, Windows NT, AIX and various Intel, Alpha and RS 6000 platforms. One of MCS' customers uses MestaMed Plus, a customized version of MestaMed.

---------------

(1)In addition, MCS developed ProfitWorks, a computer system utilized by building supply, lumber, electrical, plumbing, and hardware suppliers and outlets and manufacturer's representatives to manage order entry, inventory, purchasing, accounts receivable, and reporting. The business of ProfitWorks, including its assets and liabilities, was transferred to Mestek on September 1, 1999.

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

     Customers also sign maintenance agreements which provide them with access to customer support, updates to respond to changes in reimbursement and regulatory policies, and product enhancements. These maintenance agreements are typically for one year. The software in installations which do not have maintenance agreements rapidly becomes obsolete.

     MestaMed originally was designed for providers of home medical equipment such as hospital beds, wheel chairs and oxygen and respiratory equipment. Over time, MestaMed has expanded to include additional modules covering the provision of other home care services such as home health agency (commonly referred to in the industry as "HHA") services (including clinical documentation) and infusion therapy.

     MestaMed has also been expanded and improved by requests from customers. These features have been incorporated into upgrades of MestaMed.

REGULATION

     Many of the services provided by the home-health care industry are paid for by the Federal Government under the Medicare and Medicaid programs or by third parties such as traditional health insurance companies or HMOs. While Medicare is administered by the federal government, each state administers the Medicaid program in its state using its own regulations. Each of these organizations has elaborate regulations regarding the provision of and payment for services. In addition, the rules for different types of services such as HHA, home medical equipment and infusion therapy are substantially different.

     Changes in regulations on reimbursement plans require reprogramming to update the relevant MestaMed modules. In 1997, the federal Health Care Financing Agency ("HCFA") released its interim payment system (commonly referred to in the industry as "IPS") rules and is scheduled to release its proposed prospective payment system (commonly referred to in the industry as "PPS") rules in October 1999. The final PPS rules are scheduled to be released in late 2000. While the IPS rules did not require extensive reprogramming of MestaMed, they represented a significant change for MCS' customers that have significant Medicare business. MCS estimates it spent no more than $50,000 in modifying MestaMed to incorporate the IPS regulations. The impact of these changes is discussed under "-- Customers." MCS believes that the PPS rules could require extensive reprogramming of MestaMed. Management cannot predict how much it will cost to update MestaMed to incorporate the PPS rules as these rules have not yet been released. Modifying MestaMed to incorporate regulatory mandates often requires MCS to divert development personnel and other resources from scheduled program enhancements and product improvements, and MCS expects that incorporation of the new PPS rules will also divert resources.

PROGRAMMING

     MestaMed was developed in what are today regarded as "legacy" environments (i.e., utilizing software code that is now considered outdated and development tools common to those outdated software platforms). Nevertheless, by the continual application and utilization of tools developed by others, MCS has been able to sustain and improve the utility of its legacy products and offer those products on a variety of hardware and operating systems platforms, including Windows NT.

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

     During 1996, 1997, 1998 and the first nine months of 1999, MCS spent approximately $1.3 million, $1.6 million, $2.0 million and $1.7 million respectively for software development. These costs related primarily to product improvements and customer requested enhancements to existing products, as well as to remediation of the Year 2000-related issues in certain of MCS' products, as more fully described under the heading "Item 2 -- Financial
Data -- Management's Discussion and Analysis of Financial Condition and Results of Operations."

     MCS is limited by its programming resources. As of September 30, 1999, MCS had 30 employees in its development department. On average MCS' programmers have been with MCS for 6.5 years. Currently, development and support of MestaMed requires the use of Synergy, a set of legacy oriented tools based on DIBOL. It is increasingly difficult to find programmers who are skilled in these languages. The MestaMed Plus customer has a full-time programmer dedicated to supporting and enhancing custom software for that customer.

     MestaMed uses older "green-screen" technology instead of a graphical user interface ("GUI") now common on many Windows-based consumer and business programs. "Green-screens" require the operator to use the arrow keys and control keys to navigate. Trained operators can efficiently use MestaMed to input data. However, an operator requires more training to work in a "green-screen" environment than in a GUI environment.

     In the fourth quarter of 1998, MCS began to update MestaMed to use a GUI for certain application modules. As of the second quarter of 1999, all file maintenance functions (such as adding a new doctor or patient to a client's database) have been converted to use a GUI.

     The MestaMed system uses a proprietary data base which restricts access to the information from other products and tools. Access to this information within the current version of MestaMed will be available with the use of an ODBC tool. MCS expects to add data warehousing and mining capabilities to MestaMed in 2000. Certain deficiencies that exist with the current development tools, the need to re-design the underlying data base, and the desire of the market to have internet enabled access to the application has led MCS to limit its MestaMed GUI conversion efforts in favor of developing a next generation product. MCS has initiated the design phase of such a product. In the interim, management expects to support, enhance and upgrade the existing versions of MestaMed.

     In addition, MCS is working to develop a new generation of MestaMed which will use modern program architecture and software languages. This new version of MestaMed will be capable of operating in client-server, server-centric and Internet-based operating environments. To fully replicate the features and functions of MestaMed and to update the modules to address the new home healthcare environment expected and the PPS rules and managed care will take many years and resources. In connection with this project, MCS has elected to use an outside software development company because MCS' programmers are needed for on-going updating and customization of MestaMed and because MCS' programmers are less knowledgeable about modern programming languages and structures. Reliance on an outside software developer subjects MCS to risks that this supplier may not be able, for whatever reason, to supply the necessary software in a timely and cost-efficient manner, and/or may not be available after installation of the software for adequate maintenance and support. Currently the outside software developer is developing a full set of specifications and screen layouts for the new version of MestaMed in conjunction with MCS' product management team. Upon receipt of the full specifications and screen layouts, MCS can elect to have the software code necessary to implement the specifications and layouts developed by the outside software developer or by other programmers, including possibly programmers in countries with lower labor costs than the United States. In August 1999, MCS received the first portion of the specifications and layouts from the developer. The cost of the development of the specifications for the new basic version of MestaMed was approximately $200,000 through August 1999, and should not exceed $300,000 in total. The cost of implementing the specifications and the actual software coding has not yet been determined, but could amount to several million dollars.

CUSTOMERS

     MCS' customers are typically home health care providers. MCS only counts customers with maintenance contracts as active customers. As of September 30, 1999, MCS had approximately 570 active customers. Almost all of MestaMed users purchase core functional modules and additional modules related to the business or businesses of the customer. As of September 30, 1999, approximately 80% of existing MestaMed customers had purchased the home medical equipment modules, 25% purchased infusion therapy modules and 15% purchased home health agency modules of one or more types. In 1998 and the first nine months of 1999, no single customer accounted for more than 5% of MCS' total revenues and its five biggest customers represented less than 10% of its total revenues.

     In the last two years, there has been significant reduction in the aggregate number of home health care providers due to consolidation in the industry and the departure of many home health care providers as a result of the adoption of the IPS reimbursement regulations. In 1997, there were approximately 10,000 Medicare certified home health care providers as reported by the National Association for Home Care on its Internet web site at www.nahc.org. By 1998, there were only approximately 9,000. MCS had approximately 800 active customers at December 31, 1997, approximately 750 active customers at December 31, 1998 and approximately 570 active customers at September 30, 1999. An active MCS customer is one who is current on its payments under its maintenance contract and has logged at least one telephone call with the MCS telephone support center within the last six months.

     As of September 30, 1999, MCS' backlog was approximately $1,010,000, compared to approximately $840,000 as of September 30, 1998.

     MCS' inventory consists primarily of computer hardware and related equipment, which is sold together with applications software as a turnkey solution, and a supply of third-party software licenses. MCS attempts to maintain a thirty-day supply of many hardware items so that delivery of completed systems can be made on a timely basis.

COMPETITION

     The market for computer software to support the home health services information services industry is intensely and increasingly competitive. Because of the breadth of its overall product offering, MCS competes with many companies offering alternative solutions for home health services industry needs. Some of these firms have greater financial, marketing and technical resources than MCS. They may be able to adapt more quickly to new or emerging technologies and standards or changes in customer requirements, and they may be able to devote greater resources to the promotion and sale of their products than can MCS.

     MCS believes that the principal competitive factors affecting the home health information technology market include technical performance and product attributes such as:

     - features and functionality,

     - portability,

     - reliability,

     - ease of use,

     - adaptability and scalability,

     - product technology platform,

     - product reputation,

     - product quality,

     - customer service and support,

     - price,

     - ability to integrate with products produced by other vendors,

     - quality and development assurance,

     - the effectiveness of sales and marketing efforts, and

     - company reputation and financial strength.

     Partly as a consequence of recent consolidation in the home health care industry, home health care providers tend to offer a wider variety of services. MCS believes that its integrated MestaMed system offers an advantage in terms of convenience and lifetime service costs to such providers over competitors' stand-alone software designed to address single types of services. Unlike stand-alone systems, MestaMed's integrated system does not require re-keying patient, insurance and other data if a provider wishes to offer additional services to an existing patient. However, the initial cost of MestaMed for a single use is higher than the cost of many of its stand-alone competitors.

     MCS believes that the home health care services industry is increasingly being dominated by hospital based "integrated delivery networks" (IDN's). MCS has not established a relationship at this time with a supplier of information systems to hospital-based delivery systems. It has, however, recently entered into an agreement with the Volunteer Hospital Association (commonly referred to in the industry as "VHA") whereby its products are recommended to the Association's members as the preferred solution for their home health services information systems needs. The VHA has 1,500 member hospitals of whom 600 have home health agencies, 150 are home medical equipment providers and 130 are home infusion providers.

     There can be no assurance that MCS will be successful in competing in the future with respect to these or other factors.

SALES AND MARKETING

     MCS markets MestaMed through its 19 person sales and marketing department. MCS' sales force is split geographically into east and west divisions. Sales people specialize

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

in selling primarily to home medical equipment and infusion providers or home health care agencies. Sales people from both areas work together to sell to integrated providers. Sales people work from their homes. A small headquarters sales staff sells add-on software modules, accessories, supplies and training to existing customers.

     MCS markets its products through advertisements in two national home health care journals, attendance at 30-40 trade shows per year and direct mail. Word of mouth from satisfied customers is an important part of MCS' marketing. MCS' foreign sales are not significant.

TRAINING

     MCS offers its customers training at its Pittsburgh location, at its new training facility in Pleasanton, California and on-site at the customer's offices. MestaMed addresses the complex needs of the home health care market. There is substantial effort to train operators. The "green-screen" technology used by current versions of MestaMed requires substantial training of operators. Initial training is often included in the purchase price of new systems. On-going training is billed separately. MCS expects that the next generation of MestaMed will result in lower training costs based on the intuitive capabilities of GUI interfaces and integrated help features of modern development tools. As of September 30, 1999 MCS had approximately 38 support service analysts that are available to provide training to customers. MCS offers three types of classroom training:

     - Installation and initial training,

     - On-site training services, and

     - Training seminars.

     In 1999, MCS will offer nearly 50 seminars to its customers. These range from classes on network communications to making HHA businesses more efficient.

     In February 1998, MCS acquired a company that specializes in computer-based training ("CBT"). CBT offers customers the opportunity to lower their training costs, especially for small numbers of employees such as new hires, by purchasing a reusable CD-ROM. As of the second quarter of 1999, MCS is refocusing this division to provide more generic industry-wide content in addition to its product specific content for Internet and CBT training. CBT training generated revenues of approximately $128,000 in 1998 and approximately $76,000 through September 30, 1999.

CUSTOMER SERVICE

     Customers who have signed a maintenance agreement have access to MCS' customer service center at MCS' headquarters in Pittsburgh. The customer service center provides telephone assistance to customers. As of September 30, 1999, MCS had 68 support service analysts (including the 38 training analysts described above). MCS is installing an improved voice mail and telephone communication system and reorganizing its customer service department to deliver "real-time" customer support so to improve customer service and operating efficiency. MCS expects to have the reorganization completed in early 2000.

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

CONSULTING

     MCS Management Services division offers customers consulting services relating to improving accounts receivables, collection and reimbursement functions and generally improving the efficiency of home medical equipment businesses. This division has four employees with many years of experience in validating and collecting accounts receivable generated by home medical equipment providers and generated revenues of approximately $808,000 in 1998 and approximately $543,000 through August 31, 1999.

PROPRIETARY RIGHTS AND LICENSES

     MCS depends upon a combination of copyrights and restrictions on access to its trade secrets to protect its proprietary rights. MCS distributes its products under software license agreements tied to specific computer units which grant customers a non-exclusive license to MCS products and contain terms and conditions prohibiting the unauthorized reproduction or transfer of those products. Generally, MCS products are furnished to customers in both object and source code form under an obligation of confidentiality. In addition, MCS generally enters into confidentiality agreements with its management and programming staff and limits access to and distribution of its proprietary information.

     While MCS has not federally registered any of its copyrights, it generally includes copyright notices in its software. Despite these precautions, it may be possible for unauthorized third parties to copy aspects of MCS products or to obtain information that MCS regards as proprietary. Unregistered copyrights are still protected under both federal and state law, although a copyright holder must first register a copyright to sue another person for infringement of that copyright under federal law. This may be done immediately prior to bringing a suit. Obtaining registered copyrights on software often requires disclosure of at least portions of the underlying software code. In addition, software code changes so frequently that constant updates would be required to keep a useful copyright current. Therefore, MCS has elected not to register its copyrights at this time, although it is free to do so at any time.

     MCS believes that, due to the rapid pace of innovation within the software industry, factors such as its domain knowledge, the technological and creative skills of its personnel and ongoing reliable product maintenance and support are more important in establishing and maintaining a leadership position within the industry than are the various legal protections of its technology.

     All trademarks and registered trademarks used herein are the property of their respective owners.

EMPLOYEES

     Because of the importance of systems development to MCS, programming, sales and support personnel are a primary resource. As of September 30, 1999, MCS had a total of 137 employees nationwide, consisting of 19 in sales and marketing, 30 in programming and development, 6 in computer-based training, 4 in the management services division, 68 in support training and education, and 10 in executive, finance and administration. These figures do not include 9 employees who worked on ProfitWorks and who were transferred to Mestek on September 1, 1999.

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

     MCS' success is highly dependent on its ability to attract and retain qualified employees. Competition for employees is intense in the software industry, and an inability to attract and retain qualified development and sales personnel, in particular, could postpone product release schedules and adversely affect MCS' ability to generate revenue.

     None of MCS' employees is represented by a labor union or is the subject of a collective bargaining agreement with respect to his or her employment with MCS. MCS has never experienced a work stoppage and believes its relations with its employees are good.

EXECUTIVE OFFICES

     MCS' principal executive offices are located at 400 Penn Center, Pittsburgh, Pennsylvania 15235 and the telephone number is 412-823-7440.

ITEM 2.  FINANCIAL INFORMATION

                            SELECTED FINANCIAL DATA

     The selected financial data shown below summarizes MCS' financial operations only.

     The following selected financial data have been derived from and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the MCS Financial Statements and notes thereto included in this Form 10. For a description of the basis of presentation of the historical financial data of MCS, see note 1 to the Financial Statements.

     The statement of operations data set forth below for each of the three years in the period ended December 31, 1998 and the balance sheet data at December 31, 1998 and 1997 are derived from the MCS Financial Statements and notes thereto included in this Form 10. The MCS Financial Statements for the years 1998, 1997 and 1996 have been audited by Grant Thornton, LLP. The statement of operations data set forth for the years ended December 31, 1995 and 1994, and the nine months ended September 30, 1999 and 1998, and the balance sheet data at December 31, 1995 and 1994, and at September 30, 1999 and 1998, are unaudited as are the balance sheet data at December 31, 1996.

     Because MCS operated as a wholly owned subsidiary of Mestek during the five year period reflected in the following selected financial data, it may have recorded different results had it been operated independently of Mestek. Therefore, the financial information presented below is not necessarily indicative of the results of operations or financial position that would have resulted if MCS had been a separate, stand-alone business during the periods shown, or of its future performance as a separate, stand-alone business.

                              NINE MONTHS ENDED
                                SEPTEMBER 30,                    YEAR ENDED DECEMBER 31,
                            ----------------------   -----------------------------------------------
                              1999           1998     1998      1997      1996      1995      1994
                            --------       -------   -------   -------   -------   -------   -------
                                  (UNAUDITED)              (IN THOUSANDS)             (UNAUDITED)
STATEMENT OF
OPERATIONS DATA:
Revenue..............        $13,521       $12,144   $16,630   $17,029   $16,114   $15,255   $14,461
Net income...........            628           918     1,429     2,009     1,857     1,653     1,353
BALANCE SHEET DATA:
Cash and cash
  equivalents and
  short-term
  investments........             33            38        60        40        34       251       160
Working capital......         (1,097)       (1,499)   (1,745)   (2,110)   (1,754)   (1,092)     (607)
Total assets.........          5,316         5,146     5,279     4,895     4,489     4,650     4,865
Total long-term
  liabilities........             --            --        --        --        --        --        --
Stockholders'
  equity.............           (273)         (723)     (981)   (1,640)   (1,312)     (866)     (397)

                    MCS MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD LOOKING INFORMATION

     This Registration Statement on Form 10 contains forward-looking statements, which are subject to inherent uncertainties. These uncertainties include, but are not limited to, changes in the healthcare regulatory environment, changes in information technology, the broad economic effect of the Year 2000 problem, customer preferences, general economic conditions and increased competition. All of these uncertainties are difficult to predict, and are beyond the ability of MCS to control.

     Certain statements contained herein constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are not historical facts but rather reflect MCS' current expectations concerning future results and events. The words "believes", "expects", "intends", "plans", "anticipates", "likely", "will", "results", "estimates", "projects" or similar expressions are intended to identify such forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of MCS or industry results, to differ materially from future results, performance or achievements expressed or implied by such forward-looking statements.

     Readers are cautioned not to place undue reliance on these forward-looking statements which reflect management's view and speak only as of the date of this report. MCS undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof to reflect the occurrence of anticipated or unanticipated events, conditions or circumstances.

OVERVIEW

     The business of MCS is primarily related to the sales and service of business applications software for the home health services information systems marketplace. Services to customers include:

     - preparation of computer programs and software to meet customer needs,

     - providing computer hardware when required,

     - installing the system at the customer's business,

     - providing continuing support services, and

     - providing classroom and computer-based training on its software.

     MCS' principal products, MestaMed and ProfitWorks, do not typically require significant customization or lengthy implementation periods. Accordingly, MCS invoices its customers for software licenses and related hardware sales after both hardware and software have been delivered and accepted and related contracts, including software licenses, have been executed. MCS recognizes such revenues at the same time they are invoiced.

     MCS invoices its customers for software maintenance and telephone support (other than first year maintenance and support) on an annual basis. Such billings are treated as deferred revenues on MCS's balance sheet and are thereafter amortized off to revenue over twelve months using the straight-line method.

     In addition to software licenses, software maintenance and support, and related hardware, MCS also provides a number of ancillary services including training, consulting and after-hours support. Revenues from such services are recognized monthly as such services are performed and billed.

     Unbilled receivables represent revenues earned in the current period but not billed until future dates, usually within one month.

RESULTS OF OPERATIONS(1)

     MCS as a whole reported reduced revenues, margins and operating profits in 1998 compared to 1997 as indicated in the following table:

                                               1998       %        1997       %
                                              -------   ------    -------   ------
                                              ($000)              ($000)
Net Sales...................................  $16,630   100.00%   $17,029   100.00%
Gross Profit................................    6,578    39.56      7,238    42.50
Operating Income............................    2,336    14.04      3,290    19.31

     MCS' MestaMed segment also reported reduced revenues, margins and operating profits in 1998 compared to 1997 as indicated in the following table:

                                               1998       %        1997       %
                                              -------   ------    -------   ------
                                              ($000)              ($000)
Net Sales...................................  $14,901   100.00%   $15,433   100.00%
Gross Profit................................    5,698    38.24      6,554    42.47
Operating Income............................    1,831    12.28      3,071    19.89

     Reimbursement restrictions imposed upon Medicare providers, MCS' customer base, in 1998 by the Balanced Budget Amendment adversely affected the home health care information systems marketplace and resulted in reduced revenues both industry-wide and for MCS. In addition, costs incurred by MCS in its efforts to address Year 2000 functionality in certain of its products, and in other product development initiatives, adversely impacted operating profits in 1998.

     MCS' ProfitWorks segment reported improved revenues, margins and operating profits in 1998 compared to 1997 as indicated in the following table:

                                                  1998      %       1997      %
                                                 ------   ------   ------   ------
                                                 ($ 000)           ($ 000)
Net Sales......................................  $1,729   100.00%  $1,596   100.00%
Gross Profit...................................     880    50.90      684    42.86
Operating Income...............................     505    29.21      219    13.72

---------------

(1) Except as noted, these results of operations include results from MCS's ProfitWorks segment, which was transferred to Mestek on September 1, 1999.

     MCS' selling expenses, as a percentage of total revenues, increased from 12.39% in 1997 to 14.38% in 1998 due to reduced sales in 1998, as more fully discussed above, and increases in sales personnel. MCS' general and administrative expenses, as a percentage of total revenues, decreased from 10.8% in 1997 to 9.74% in 1998 due to a reduction in MCS' bonus provision for 1998.

     MCS as a whole reported improved revenues, margins and operating profits in 1997 compared to 1996 as indicated in the following table:


                                           1997                      %                       1996                     %
                                          -------                 ------                    -------                 ------
                                          ($000)                                             ($000)
Net Sales .........................       $17,029                 100.00%                   $16,114                 100.00%
Gross Profit ......................         7,239                  42.50                      6,865                  42.60
Operating Income ..................         3,290                  19.31                      3,063                  19.00


MCS' MestaMed segment also reported improved revenues, margins and operating profits in 1997 compared to 1996 as indicated in the following table:


                                            1997                     %                       1996                      %
                                          -------                 ------                    -------                 ------
                                           ($000)                                            ($000)
Net Sales .........................       $15,433                 100.00%                   $14,636                 100.00%
Gross Profit ......................         6,554                  42.47                      6,293                  43.00
Operating Income ..................         3,071                  19.89                      2,994                  20.46



MCS' ProfitWorks segment reported improved revenues, margins and operating profits in 1997 compared to 1996 as indicated in the following table:


                                            1997                     %                       1996                      %
                                          -------                 ------                    -------                 ------
                                           ($000)                                            ($000)
Net Sales .........................       $ 1,596                 100.00%                   $ 1,478                 100.00%
Gross Profit ......................           685                  42.92                        572                  38.70
Operating Income ..................           219                  13.72                         69                   4.67


MCS' selling expenses as a percentage of total revenues decreased from 12.63% in 1996 to 12.39% in 1997 due to increased sales in 1997, as more fully discussed above. MCS' general and administrative expenses, as a percentage of total revenues, decreased from 10.96% in 1996 to 10.75% in 1997 for the same reason.

RESULTS OF OPERATIONS (UNAUDITED INTERIM DATA)

     In the nine-month period ended September 30, 1999, MCS as a whole reported increased revenues and margins, but reduced operating income compared to the nine-month period ended September 30, 1998 as indicated in the following table:

                                            NINE-MONTHS                     NINE-MONTHS
                                               ENDED                           ENDED
                                         SEPTEMBER 30, 1999     %        SEPTEMBER 30, 1998      %
                                         ------------------   ------     ------------------    ------
                                               ($ 000)                         ($ 000)
Net Sales..............................       $13,521         100.00%         $12,144          100.00%
Gross Profit...........................         5,316          39.31            4,550           37.46
Operating Income.......................         1,036           7.66            1,537           12.66

     In the nine-month period ended September 30, 1999, MCS' MestaMed segment also reported increased revenues and margins, but reduced operating income compared to the nine-month period ended September 30, 1998, as indicated in the following table:

                                            NINE-MONTHS                      NINE-MONTHS
                                               ENDED                            ENDED
                                         SEPTEMBER 30, 1999     %         SEPTEMBER 30, 1998     %
                                         ------------------   ------      ------------------   ------
                                             ($ 000)                          ($ 000)
Net Sales..............................     $12,579           100.00%        $10,962           100.00%
Gross Profit...........................       4,926            39.16           4,002            36.51
Operating Income.......................         953             7.58           1,279            11.67

     Sales of MCS' core MestaMed product increased significantly in the first nine months of 1999, accounting for most of this segment's revenue growth. Significant product development and product support related costs were also incurred during this period resulting in decreased operating income for the segment despite the growth in revenues. MCS is pursuing a number of product development initiatives designed to assist with the migration of its core products to more modern operating system environments. MCS is also undertaking a redesign of its product support infrastructure with a view to improving the quality and timeliness of the support function.

     MCS' ProfitWorks segment reported revenues, margins and operating profits for the nine-month periods ended September 30, 1999 and September 30, 1998 as follows:

                                          NINE-MONTHS                       NINE-MONTHS
                                             ENDED                             ENDED
                                         SEPTEMBER 30, 1999      %       SEPTEMBER 30, 1998     %
                                         ------------------    ------    ------------------   ------
                                              ($ 000)                         ($ 000)
Net Sales..............................       $  942           100.00%        $1,182          100.00%
Gross Profit...........................          390            41.40            548           46.36
Operating Income.......................           83             8.81            258           21.82

     MCS' selling expenses, as a percentage of total revenues, increased from 14.24% in the first nine months of 1998 to 16.73% in the first nine months of 1999 due to the cost associated with engaging an outside marketing consultant to conduct market research and create strategic planning initiatives for MCS. MCS' general and administrative expenses, as a percentage of total revenues, decreased from 9.50% in the first nine months of 1998 to 8.98% in the first nine months of 1999 reflecting the effect of increased revenues.

YEAR 2000 DISCLOSURE

     The following information is being provided as a Year 2000 Readiness Disclosure Statement, and is subject to the provisions of the Year 2000 Information and Readiness Disclosure Act.

     MCS released a Year 2000 compliant version of its principal product, MestaMed, in September 1998, known as the MestaMed Version II.8. Version II.8 is capable of accurately processing calendar date information, including calculating, comparing and sequencing to or from dates in the twentieth and the twenty-first centuries. Many of the users of MestaMed have installed the upgrade, and a number of users remain to be installed.

     MestaMed runs on a number of different software operating systems across a wide variety of hardware platforms. MCS believes that nearly all of the operating systems environments presently running in conjunction with its products are represented by their suppliers to be Year 2000 compliant. A small percentage of MCS' users, however, are running operating systems that are not Year 2000 compliant. MCS has encouraged these users to upgrade to MestaMed Version II.8 prior to December 31, 1999 in order to avoid Year 2000 problems.

     MCS' STATE OF READINESS. Relative to its internal business applications systems and hardware, MCS believes that from a Year 2000 readiness perspective it has only two important areas to address: its telephone system and financial accounting systems. MCS has placed an order for a fully compliant telephone/ IVR/voice system that will address the Year 2000 issue, and that system will be fully installed and operational before year end. In light of the proposed Merger, MCS plans to integrate its accounting system with Simione's accounting system. In the event the Merger is delayed or does not occur, MCS would upgrade its general ledger, accounts payable and payroll to MestaMed Version II.8 and look to other sources for its order entry and accounts receivable systems. There is no assurance that it can accomplish this plan before the end of 1999 due to limited technical resources or other implementation challenges. Accordingly the risk of MCS' operations being disrupted after December 31, 1999 cannot be discounted.

     COSTS INCURRED RELATIVE TO YEAR 2000 SOLUTIONS. MCS estimates that its total cost of addressing Year 2000 functionality will be approximately $750,000 over the two-year period ending on December 31, 1999 (assuming that the Merger is consummated on schedule). Of this total, MCS had incurred approximately $598,000 as of December 31, 1998. For the period ending September 30, 1999 MCS has additionally incurred approximately $102,000.

LIQUIDITY AND CAPITAL RESOURCES

     MCS is a wholly owned subsidiary of Mestek, Inc., a public company traded on the New York Stock Exchange. As such, MCS has historically distributed substantially all of its free cash flow to Mestek in the form of an annual dividend. MCS' historical access to capital has been through an unrestricted intercompany account with Mestek. MCS has historically generated positive cash flow for Mestek each year and, as such, MCS owed no intercompany debt to Mestek, or other long-term debt, as of December 31, 1998 or December 31, 1997. Accordingly, MCS reported no interest expense in either 1998 or 1997.

     After the Spinoff, MCS will no longer have unrestricted access to capital from Mestek. Consequently, MCS' cost of capital will likely be substantially higher than prior to the Spinoff. There can be no assurance that capital will be available to MCS after the Spinoff on terms that are acceptable to MCS.

ITEM 3.  PROPERTIES

     MCS leases office space in Pittsburgh (Monroeville), Pennsylvania, which houses its principal offices and computer facility used in the computer software development and system design business. MCS recently extended the term of this lease until September 30, 2005, with the consent of Simione. MCS has also recently leased office space in Pleasanton, California to provide more convenient training facilities and support for its West Coast customers.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     Mestek owns all of the capital stock of MCS prior to the Spinoff. Immediately after the Spinoff, the Mestek stockholders as of the record date of the Spinoff will own all of the common stock of MCS pro rata in proportion to their respective holdings of Mestek common stock. As of September 30, 1999, there were 8,879,505 shares of Mestek common stock outstanding.

     Under the proxy rules of the Securities and Exchange Commission, a person who directly or indirectly has or shares voting power and/or investment power with respect to a security is considered a beneficial owner of the security. Shares as to which voting power and/or investment power may be acquired within 60 days are also considered as beneficially owned under these proxy rules. The table below sets forth certain information that MCS has received from or on behalf of the persons named concerning the beneficial ownership of Mestek's common stock by each person who beneficially owns Mestek common stock, each of the MCS directors, each of MCS' executive officers and all of MCS' directors and executive officers as a group. The only persons known by MCS to be the beneficial owners of more than 5% of Mestek common stock as of September 30, 1999 are John E. Reed and Stewart B. Reed, both of whom are directors of Mestek and MCS. The address of each of Messrs. J.E. Reed and S.B. Reed is 260 North Elm Street, Westfield, Massachusetts 01085. The amount and nature of their beneficial ownership is included in the table below. Assuming that the number of outstanding shares of Mestek common stock does not change and the holdings of the persons listed below do not change prior to the Spinoff, the persons listed below will own the same number and percentage of

MCS shares of common stock immediately after the Spinoff and, if applicable, immediately prior to the Merger.

                                         NUMBER OF SHARES OF COMMON
       NAME OF BENEFICIAL OWNER           STOCK BENEFICIALLY OWNED    PERCENT OF CLASS
       ------------------------          --------------------------   ----------------
5% STOCKHOLDERS:
John E. Reed(1)........................          3,298,393                 37.15%
Stewart B. Reed(2).....................          2,209,387                 24.88
DIRECTORS AND EXECUTIVE OFFICERS:
John E. Reed...........................          3,298,393                 37.15
Stewart B. Reed........................          2,209,387                 24.88%
Winston R. Hindle, Jr..................              9,000                     *
Nick Kakavis...........................              9,520                     *
William A. Thomasmeyer.................                 --                     *
Michael L. Quinn.......................              3,600                     *
Stephen M. Shea........................              3,000                     *
DIRECTORS & EXECUTIVE OFFICERS
  COMBINED:
All combined (7 persons)...............          5,532,900                  62.3%

-------------------------

 *  less than 1%

(1) Excludes 13,307 shares of common stock held by his wife and 13,307 shares of common stock held by a family trust for which he is not trustee, to which he disclaims ownership. Excludes 1,712,691 shares of common stock held by John
    E. Reed as trustee for various family trusts, but for which he disclaims beneficial ownership. 1,325,833 of such common shares are, however, included in the shares listed as beneficially owned by Stewart B. Reed per note (5) below. Includes 524,994 shares of common stock owned by Sterling Realty Trust, a Massachusetts business trust of which John E. Reed is the trustee and of which he and a family trust are the beneficiaries.

(2) Includes 1,325,833 shares of common stock owned by the Stewart B. Reed Trust, of which Stewart B. Reed is the beneficiary and John E. Reed is the trustee.

(3) Excludes 137,500 shares of common stock held by a spousal trust, to which Mr. Burk disclaims ownership.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS

     Currently, MCS' directors are John E. Reed, Stewart B. Reed, Winston R. Hindle, Jr., Nick Kakavis, Michael L. Quinn and William A. Thomasmeyer. Mestek elected all of the directors as MCS' sole stockholder. Immediately after the Spinoff, the MCS board of directors and the executive officers of MCS are not expected to change.

     The following table sets forth the names, ages and positions of the directors and executive officers of MCS.

NAME                                  AGE                 POSITION
----                                  ---                 --------
John E. Reed........................  83    Chairman of the Board of Directors
Stewart B. Reed.....................  51    Director
Winston R. Hindle, Jr...............  68    Director
Nick Kakavis........................  63    Director
William A. Thomasmeyer..............  45    Director, President & CEO
Michael L. Quinn....................  46    Director, Vice
                                            President -- Operations
Stephen M. Shea.....................  42    Senior Vice President -- Finance and
                                              Treasurer

     John E. Reed has been the Chairman of the Board of Directors of MCS since 1986. Mr. Reed is also a director of Mestek, a position he has held since 1989, and Mr. Reed has served as the President and Chief Executive Officer of Mestek since 1989. Prior to the 1986 Merger of Mestek and Reed National Corp., Mr. Reed served as the President and Chief Executive Officer of Reed National Corp. since he founded it in 1946. Mr. Reed is also a director of Wainwright Bank & Trust Company of Boston, Massachusetts.

     Stewart B. Reed has been a director of MCS since 1987. Mr. Reed is also a director of Mestek, a position he has held since 1986. Mr. Reed served as Executive Vice President of Mestek from 1986 to 1996. Prior to the 1986 Merger of Mestek, Inc. and Reed National Corp., Mr. Reed had been Executive Vice President of Reed National Corp. in charge of corporate development. Mr. Reed had been employed by Reed National Corp. since 1970. Mr. Reed is the son of John
E. Reed, Chairman of the Board, President and Chief Executive Officer of Mestek and a director of MCS.

     Winston R. Hindle, Jr. has been a director of MCS since 1994. Mr. Hindle is also a director of Mestek, a position he has held since 1994, and he has also served on Mestek's Executive Committee since 1997. Mr. Hindle retired from Digital Equipment Corporation as a Senior Vice President in July 1994. Mr. Hindle currently serves as a director of National Northeast Corporation, a subsidiary of Mestek. He is also a director of Keane, Inc. of Boston, Massachusetts and CP Claire Corporation of Beverly, Massachusetts.

     Nick Kakavis has been a director of MCS since its inception in 1981. Mr. Kakavis served as MCS' President and Chief Executive Officer from 1981 until January 1, 1999, and is currently President Emeritus. Mr. Kakavis worked in various engineering and controls related functions for Mestek from 1958 until the inception of MCS in 1981.

     William A. Thomasmeyer has been a director and President and Chief Executive Officer of MCS since January 1999. From September 1997 until December of 1998, Mr. Thomasmeyer was President of Mestek Technology, a Mestek subsidiary founded to pursue the acquisition of software companies in markets complementary to MCS. Prior to 1997, Mr. Thomasmeyer served as the President and Chief Executive Officer of Virtual Microsystems, Inc. and Logicraft Information Systems.

     Michael L. Quinn has served as Vice President -- Operations of MCS since 1985, supervising sales, product development and support, and as a director of MCS since 1992. From 1977 to 1985, Mr. Quinn worked in various programming and sales capacities for MCS and its parent company.

     Stephen M. Shea has been Senior Vice President-Finance of MCS since 1994 and was Vice President-Finance of MCS prior to 1994. Mr. Shea has been employed in various financial roles by Mestek since 1985 and served as Chief Financial Officer of Mestek since 1990, and as Senior Vice President -- Finance since 1994. Mr. Shea was a Certified Public

Accountant with the Hartford, Connecticut accounting firm of Spitz, Sullivan, Wachtel & Falcetta from 1979 to 1985.

ITEM 6.  EXECUTIVE COMPENSATION

     The non-employee directors of MCS will be entitled to receive cash and other compensation as described below.

CASH COMPENSATION

     Prior to the Spinoff, non-employee directors of MCS (excluding directors who were employed by Mestek, the corporate parent of MCS) were entitled to receive compensation for service on the Board of Directors of MCS in the amount of $1,500 for each meeting of the Board of Directors attended by such director. Employee directors and directors employed by Mestek are not paid any fees or additional compensation for service as members of MCS in connection with attending MCS' Board and committee meetings. As of the Spinoff, compensation of MCS directors is not expected to change.

     Prior to the Spinoff, generally, MCS compensation for executive officers and other key employees of MCS consisted of annual base salary and annual bonus awards in amounts calculated in accordance with the MCS Bonus Plans that may be determined from time to time by the Compensation Committee of Mestek and the Board of Directors of MCS. As of the Spinoff, the compensation for executive officers and other key employees of MCS is not expected to change. As of the Merger, the compensation of or executive officers and other key employees of MCS will be established by the Compensation Committee and Board of Directors of Simione.

COMPENSATION SUMMARY

     The following table summarizes compensation awarded or paid by MCS during the years ended December 31, 1998, 1997, and 1996 to MCS' current Chief Executive Officer, MCS' former Chief Executive Officer and the three most highly compensated other executive officers of MCS. No other executive officers of MCS received compensation in excess of $100,000. Messrs. Thomasmeyer and Quinn are expected to be employees of Simione following the closing of the Merger.

                           SUMMARY COMPENSATION TABLE

                                                               LONG TERM COMPENSATION
                                                              -------------------------
                                                              NUMBER OF
                                                              SECURITIES
                                        ANNUAL COMPENSATION   UNDERLYING       ALL
                                        -------------------    OPTIONS        OTHER
                                         SALARY     BONUS       GRANTS     COMPENSATION
  NAME AND PRINCIPAL POSITION    YEAR     ($)        ($)        (#)(5)        ($)(1)
  ---------------------------    ----   --------   --------   ----------   ------------
William Thomasmeyer............  1998   $125,000   $     --         --       $    --
  Director, Chief Executive      1997     33,653         --         --            --
  Officer and President(2)       1996         --         --         --            --
Nick Kakavis...................  1998     83,004    217,653         --         5,599
  Former President and           1997     83,004    306,872         --         6,022
  Chief Executive Officer(3)     1996     83,004    156,571         --         6,318
Michael L. Quinn...............  1998     73,200    156,782         --         3,498
  Vice President, Operations     1997     73,200    227,223         --         3,420
                                 1996     73,200    217,284         --         3,337
John E. Reed(4)................  1998    262,000    668,000         --         7,656
  Chairman of the Board          1997    262,000    623,000         --         7,740
                                 1996    262,000    540,000         --         7,119
Stephen M. Shea(4).............  1998    119,890     66,800         --        17,525
  Senior Vice President --       1997    108,000     77,300         --        16,494
  Finance and Treasurer          1996    104,000     69,000     25,000         8,546

-------------------------

(1) Figures include company contributions to 401(k) and target benefit plans, group life insurance and disability insurance premium payments.

(2) Mr. Thomasmeyer became Chief Executive Officer and President of MCS on January 1, 1999. The amounts listed for him on this table were paid by his former employer, Mestek Technology, Inc., an affiliate of MCS. Mr. Thomasmeyer continued his then current salary level upon becoming Chief Executive Officer and President of MCS.

(3) Mr. Kakavis resigned as President and Chief Executive Officer of MCS effective on January 1, 1999. He is currently a director and the President Emeritus of MCS.

(4) These officers are also employees of Mestek and are paid by Mestek. Only a portion of their time is spent on MCS matters. The figures here represent all of the compensation paid to such officers by Mestek.

(5) Refers to shares of Mestek common stock.

MCS BONUS PLAN

     The Chairman of the Board of Directors, based on the recommendations of the President, selects officers and employees eligible to participate in the MCS Bonus Plan, and establishes their respective participation percentage, as well as the targets for the specified return on tangible net assets employed. Each of the officers' or employees' respective participation percentage is established by reference to his or her level of performance, responsibility and contribution to the profitability of the Corporation. The participation by an officer or employee in the MCS Bonus Plan is based on their participation percentage in the operating profits of MCS in excess of a specified return on tangible net assets employed in MCS. The specified return targets for the MCS Bonus Plan varies year by year, but was generally a 20% return.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     MCS has been and will be a wholly-owned subsidiary of Mestek prior to the Spinoff. As such, MCS has historically distributed substantially all of its free cash flow to Mestek in the form of an annual dividend. These dividends were $770,000 in 1998 and $2,337,000 in 1997. MCS' historical access to capital has been through an open intercompany account with Mestek. MCS has historically generated positive cash flow to Mestek each year, and, as such, has no outstanding intercompany debt to Mestek, or other long-term debt, as of December 31, 1998, 1997 or 1996 and accordingly, reported no interest expense in 1998, 1997 or 1996. MCS' results of operations reflect intercompany management fee charges from Mestek of $74,000 in 1998, $78,000 in 1997, $84,000 in 1996, and
its results of operations for the nine month period ended September 30, 1999 include a management fee charge from Mestek of $74,000.

     On September 1, 1999, MCS transferred to Mestek the Profit Works line of business, including its assets and liabilities.

     In late 1999 or early 2000, MCS expects to lease from Mestek or an affiliated company of Mestek certain equipment to be purchased for MCS' use at MCS' request. The aggregate purchase price for the equipment is expected to be approximately $550,000. The terms for the lease of such equipment have not yet been determined, and there is no assurance that the lease arrangement will be consummated.

ITEM 8.  LEGAL PROCEEDINGS

     MCS is not presently involved in any litigation which it believes will materially and adversely affect its financial condition or results of operations.

ITEM 9. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     MCS is a wholly owned subsidiary of Mestek, and consequently there is no public market for the shares of MCS common stock. MCS shares will not be transferable for a period of 125 days from the record date for the Spinoff, except in the event of a merger between MCS and another company. Dividends are payable from MCS' surplus if and to the extent authorized by the Board of Directors. MCS does not anticipate paying any dividends in the foreseeable future.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

     Prior to the Spinoff, MCS will issue a stock dividend on its common stock to increase the number of shares outstanding to have enough shares to allow the Spinoff.

ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

     The following description of the capital stock of MCS is subject to and qualified in its entirety by reference to MCS' Amended and Restated Articles of Incorporation, which have been filed as an exhibit to this Form 10.

COMMON STOCK

     MCS is authorized to issue up to 10 million shares of $1.00 par value
common stock. Immediately after the Spinoff, MCS will have [     ] million
issued and outstanding shares of common stock. The holders of the common stock are entitled to one vote per share on all matters to be voted upon by the stockholders and do not have preemptive rights to acquire additional shares. In the event of the dissolution and liquidation of MCS, the available proceeds remaining after the payment of debts and liquidation expenses are to be distributed pro rata to the holders of MCS common stock. MCS' transfer agent and registrar is EquiServe.

PENNSYLVANIA BUSINESS COMBINATION STATUTE

     Chapter 25 of the Pennsylvania Business Corporation Law ("PBCL") contains several anti-takeover provisions which apply to "registered" corporations, including MCS.

     TRANSACTIONS WITH INTERESTED STOCKHOLDERS. Section 2538 of the PBCL provides that if (i) an "interested stockholder" (as such term is defined in the PBCL) of a "registered" corporation(1)(together with others acting jointly or in concert therewith and affiliates thereof) is to be a party to a merger or consolidation, a share exchange or certain sales of assets involving such corporation or a subsidiary thereof; (ii) such interested stockholder is to receive a disproportionate amount of any of the securities of any corporation surviving or resulting from a division of such corporation: (iii) such interested stockholder is to be treated differently from others holding shares of the same class in a voluntary dissolution of such corporation; or (iv) such interested stockholder's percentage of voting or economic share interest in such corporation is materially increased relative to substantially all other stockholders in a reclassification; then the transactions being proposed must be approved by the affirmative vote of the holders of shares representing at least a majority of the votes that all stockholders (other than the interested stockholder) are entitled to cast with respect to such transaction, excluding all such voting shares beneficially owned by such interested stockholder. Such special voting requirement does not apply if the transaction being proposed has been approved in a prescribed manner by such corporation's board of directors or certain other conditions (including the amount of consideration to be paid to certain stockholders) are satisfied or the transaction involves certain subsidiaries.

     Section 2555 of the PBCL may apply to a transaction between a registered corporation and an interested stockholder thereof, notwithstanding that Section 2538 is also applicable. Section 2555 prohibits such a corporation from engaging in a "business combination" (as such term is defined in the PBCL) with an interested stockholder unless: (i) the board of directors of such corporation gives prior approval to the proposed transaction or gives prior approval to the interested stockholder's acquisition of 20% of the shares entitled to vote in an election of directors of such corporation, (ii) the interested stockholder owns at least 80% of the stock of such corporation entitled to vote in an election of directors and, no earlier than three months after such interested stockholder reaches such 80% level, the majority of the remaining stockholders approve the proposed transaction and stockholders receive a minimum "fair price" for their shares in the transaction, and the other conditions of Section 2556 of the PBCL are met, (iii) holders of all outstanding common stock approve the transaction,
(iv) no earlier than 5 years after the interested stockholder acquired the 20%, a majority of the remaining shares entitled to vote in an election of directors approve the transaction, or (v) no earlier than 5 years after the interested stockholder acquired the 20%, a majority of all the shares approve the transaction, all stockholders receive a minimum "fair price" for their shares (as set forth in Section 2556 of the PBCL), and certain other conditions are met.

     STOCKHOLDER "PUT" IN CONTROL TRANSACTIONS. Under Sections 2542 through 2554 of the PBCL, when a person or group of persons acting in concert holds 20% of the shares of a registered corporation entitled to vote in the election of directors (a "control group"), on the occurrence of the transaction that makes the group a control group, any other stockholder of the registered corporation who objects can, under procedures set forth in the

---------------

(1) Under Pennsylvania law, MCS is a "registered corporation."

statute, require the control group to purchase his or her shares at "fair value" as defined in the PBCL.

     CERTAIN SHARE ACQUISITIONS. The PBCL also contains certain provisions applicable to a "registered" corporation such as MCS which, under certain circumstances, permit a corporation to redeem Control Shares (as defined in the PBCL), remove the voting rights of Control Shares and require the disgorgement of profits by a Controlling Person (as defined in the PBCL).

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     MCS' certificate of incorporation does not provide for the indemnification of directors or officers of MCS. MCS' bylaws provide that directors and officers of MCS shall be indemnified as of right to the fullest extent permitted by Pennsylvania law in connection with any actual or threatened civil, criminal, administrative or investigative action, suit or proceeding, whether brought in the name of MCS or otherwise, arising out of the director's or the officer's service to MCS or another organization at MCS' request. MCS' bylaws permit MCS to maintain insurance to protect itself and its directors and officers against any liability, cost or expense incurred in connection with actual or threatened civil, criminal, administrative or investigative actions, suits or proceedings arising out of service to MCS or other organizations at MCS' request. Currently, MCS's directors and officers have a contractual right to indemnification under an agreement with Mestek funded by a trust.

ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

     The information required by this item is contained in the "Index to Financial Statements" on page 26 and in the financial statements continuing thereafter. This Form 10 includes the following financial statements of MCS: (i) audited balance sheets as of December 31, 1998 and 1997, and the unaudited balance sheet as of September 30, 1999; (ii) audited statements of income for the fiscal years ending December 31, 1996, December 31, 1997 and December 31, 1998, and unaudited statements of income for the nine month periods ended September 30, 1999 and September 30, 1998; (iii) audited statement of stockholders' equity (deficit) for the fiscal years ending December 31, 1996, December 31, 1997 and December 31, 1998, and the unaudited statement of stockholders' equity (deficit) for the nine month period ended September 30, 1999, and (iv) audited statement of cash flows for the fiscal years ending December 31, 1996, December 31, 1997 and December 31, 1998 and the unaudited statement of cash flows for the nine months ended September 30, 1999 and September 30, 1998.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     None.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

     A. FINANCIAL STATEMENTS.

        Index to Financial Statements

        Report of Grant Thornton, LLP

        Audited balance sheet as of December 31, 1997 and December 31, 1998 and the unaudited balance sheet as of September 30, 1999;

        Audited statements of income for the fiscal years ending December 31, 1996, December 31, 1997 and December 31, 1998 and the unaudited statements of income for the nine months ended September 30, 1999 and September 30, 1998;

        Audited statement of stockholder's equity (deficit) for the fiscal years ending December 31, 1996, December 31, 1997 and December 31, 1998 and the unaudited period ended September 30, 1999;

        Audited statement of cash flows sheet for the fiscal years ending December 31, 1996, December 31, 1997 and December 31, 1998 and the unaudited cash flows for the nine months ending September 30, 1999 and September 30, 1998.

        Notes to the Financial Statements

     B. EXHIBITS.

   2.1      --  Second Amended and Restated Agreement and Plan of Merger and
                Investment Agreement, dated as of October 25, 1999 by and among MCS, Inc., Mestek, Inc., Simione Central Holdings,
                Inc., John E. Reed, Stewart B. Reed and E. Herbert Burk.
   3.1      --  Amended and Restated Articles of Incorporation of MCS, Inc.
   3.2      --  By-Laws of MCS, Inc.
  10.1      --  Standard form sales contract
  10.2      --  Form of Employment Agreement, dated at November 1998, between
                MCS, Inc. and Nick Kakavis

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, there unto duly authorized.

                                          MCS, INC.

                                          By:    /s/ WILLIAM A. THOMASMEYER
                                          --------------------------------------
                                              Name:  William A. Thomasmeyer
                                              Title: President and
                                                     Chief Executive Officer

Date: October 26, 1999

                         INDEX TO FINANCIAL STATEMENTS

                    FINANCIAL STATEMENT                       PAGE
                    -------------------                       ----
Report of Grant Thornton, LLP, Independent Certified Public
Accountants.................................................   29
MCS, Inc. Balance Sheets....................................   30
MCS, Inc. Statements of Income..............................   31
MCS, Inc. Statements of Stockholder's Equity (Deficit)......   32
MCS, Inc. Statement of Cash Flows...........................   33
Notes to Financial Statements...............................   34

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

              THE BOARD OF DIRECTORS AND STOCKHOLDERS OF MCS, INC.

     We have audited the accompanying balance sheets of MCS, Inc. as of December 31, 1998 and 1997, and the related statements of income, stockholder's equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining in a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MCS, Inc. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1998 in conformity with generally accepted accounting principles.

                                          GRANT THORNTON LLP

Boston, Massachusetts
July 9, 1999 (except for Note 11
as to which the date
is September 9, 1999)

                                   MCS, INC.

                                 BALANCE SHEETS

                                             SEPT. 30,    DECEMBER 31,   DECEMBER 31,
                                               1999           1998           1997
                                             ----------   ------------   ------------
                                             (UNAUDITED)
                                                      (DOLLARS IN THOUSANDS)
                                 ASSETS
CURRENT ASSETS:
Cash and Cash Equivalents...................  $   33         $   60         $   40
Accounts Receivable -- net..................   3,666          3,837          3,734
Unbilled Accounts Receivable................     247            286            248
Inventories.................................     222            264            393
Other Current Assets........................     324             68             10
                                              ------         ------         ------
  Total Current Assets......................   4,492          4,515          4,425
Property and Equipment -- net...............     599            501            315
Capitalized Software -- net.................     187            240             93
Other Assets................................      38             23             62
                                              ------         ------         ------
  Total Assets..............................  $5,316         $5,279         $4,895
                                              ======         ======         ======

                  LIABILITIES AND STOCKHOLDER
CURRENT LIABILITIES:
Accounts Payable............................  $  673         $  856         $1,10
Deferred Revenue............................   2,775          3,150          3,205
Customer Deposits...........................     487            689            659
Accrued Commissions.........................     444            787            874
Payable to Parent Company...................     476             --             --
Other Accrued Liabilities...................     734            778            690
                                              ------         ------         ------
  Total Current Liabilities.................   5,589          6,260          6,535
                                              ------         ------         ------

STOCKHOLDERS' EQUITY:
Common Stock -- par value $1 per share,
  1,000 shares issued.......................       1              1              1
Paid in Capital.............................     230            230            230
Retained Earnings (Deficit).................    (504)        (1,212)        (1,871)
                                              ------         ------         ------
  Total Stockholders' Equity (Deficit)......    (273)          (981)        (1,640)
                                              ------         ------         ------
  Total Liabilities and Stockholders' Equity
     (Deficit)..............................  $5,316         $5,279         $4,895
                                              ======         ======         ======

See Accompanying Notes to Financial Statements.

                                   MCS, INC.

                              STATEMENTS OF INCOME

                                              NINE MONTHS ENDED           YEARS ENDED
                                                SEPTEMBER 30,             DECEMBER 31,
                                              ----------------   ---------------------------
                                               1999      1998     1998      1997      1996
                                              ------    ------   -------   -------   -------
                                                 (UNAUDITED)
                                                       (DOLLARS IN THOUSANDS)
Net Service Revenues........................ $13,521   $12,144   $16,630   $17,029   $16,114
Cost of Service Revenues....................   8,205     7,594    10,052     9,790     9,249
                                              ------    ------   -------   -------   -------
Gross Profit................................   5,316     4,550     6,578     7,239     6,865
Selling Expense.............................   2,262     1,730     2,392     2,110     2,036
General and Administrative Expense..........   1,215     1,154     1,619     1,839     1,766
New Product Development.....................     831       163       231        --        --
                                              ------    ------   -------   -------   -------
Operating Profit............................   1,008     1,503     2,336     3,290     3,063
Other Income (Expense), Net.................      28        34        47        74        52
                                              ------    ------   -------   -------   -------
Income Before Taxes.........................   1,036     1,537     2,383     3,364     3,115
Income Taxes................................     408       619       954     1,355     1,258
                                              ------    ------   -------   -------   -------
Net Income.................................. $   628    $  918   $ 1,429   $ 2,009   $ 1,857
                                              ======    ======   =======   =======   =======

See Accompanying Notes to Financial Statements.

                                   MCS, INC.

                  STATEMENTS OF STOCKHOLDER'S EQUITY (DEFICIT)
             FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                             COMMON   PAID IN   RETAINED   CUMULATIVE
                                             STOCK    CAPITAL   EARNINGS     TOTAL
                                             ------   -------   --------   ----------
                                                      (DOLLARS IN THOUSANDS)
Balance (Deficit) December 31, 1995........    $1      $230     $(1,074)    $  (843)
  Net Income...............................                       1,857       1,857
  Dividends Paid...........................                      (2,326)     (2,326)
                                                                -------     -------
Balance (Deficit) December 31, 1996........    $1      $230     $(1,543)    $(1,312)
  Net Income...............................                       2,009       2,009
  Dividends Paid...........................                      (2,337)     (2,337)
                                                                -------     -------
Balance (Deficit) December 31, 1997........     1       230      (1,871)     (1,640)
  Net Income...............................                       1,429       1,429
  Dividends Paid...........................                        (770)       (770)
                                                                -------     -------
Balance (Deficit) December 31, 1998........     1       230      (1,212)       (981)
  Net Income...............................                         488         488
                                                                -------     -------
Balance (Deficit) September 30, 1999
  (unaudited)..............................    $1      $230     $  (724)    $  (493)
                                               ==      ====     =======     =======

See Accompanying Notes to Financial Statements.

                                   MCS, INC.

                            STATEMENT OF CASH FLOWS

                                                  FOR THE NINE          FOR THE YEARS
                                                  MONTHS ENDED              ENDED
                                                    SEPT 30,             DECEMBER 31,
                                                  -------------   --------------------------
                                                   1999    1998    1998      1997     1996
                                                  -----   -----   ------   -------   -------
                                                   (UNAUDITED)
                                                       (DOLLARS IN THOUSANDS)
Cash Flows from Operating Activities:
Net Income......................................  $ 628   $ 619   $1,429   $ 2,009   $ 1,857
Adjustments to Reconcile Net Income to Net Cash
  Provided by Operating Activities Depreciation
  and Amortization..............................    151     121      194       119        94
Provision for losses on Accounts Receivable, net
  of write-offs.................................                     163        85
Changes in assets and liabilities net of effects
  of acquisitions and dispositions:
  Accounts Receivable...........................    419      70     (266)     (455)        9
  Unbilled Accounts Receivable..................     39     (50)     (38)      (74)      (35)
  Inventory.....................................     41      36      129        37       131
  Accounts Payable..............................   (183)   (336)    (251)      288       265
  Other Liabilities.............................    132     402       89       120        10
  Deferred Revenue..............................   (376)   (191)     (55)      306        (5)
  Customer Deposits.............................   (201)    188       30                (111)
  Accrued Commissions...........................   (344)   (371)     (87)       76       126
  Other.........................................   (127)      5      (19)       (2)      (28)
                                                  -----   -----   ------   -------   -------
     Net Cash Provided by Operating
       Activities...............................    179     493    1,318     2,509     2,313
                                                  -----   -----   ------   -------   -------
Cash Flows from Investing Activities:
Capital Expenditures............................   (206)   (495)    (528)     (166)     (204)
                                                  -----   -----   ------   -------   -------
  Net Cash (Used In) Investing Activities.......   (206)   (495)    (528)     (166)     (204)
                                                  -----   -----   ------   -------   -------
Cash Flows from Financing Activities:
Dividends Paid..................................     --      --     (770)   (2,337)   (2,326)
                                                  -----   -----   ------   -------   -------
  Net Cash (Used In) Financing Activities.......     --      --     (770)   (2,337)   (2,326)
                                                  -----   -----   ------   -------   -------
  Net Increase (Decrease) in Cash and Cash
    Equivalents.................................    (27)    (2)       20         6      (217)
Cash and Cash Equivalents -- Beginning of
  Period........................................     60      40       40        34       251
                                                  -----   -----   ------   -------   -------
Cash and Cash Equivalents -- End of Period......  $  33   $  38   $   60   $    40   $    34
                                                  =====   =====   ======   =======   =======


See Accompanying Notes to Financial Statements.

                                   MCS, INC.

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1998
                   (INFORMATION AS OF SEPTEMBER 30, 1999 AND
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999
                             AND 1998 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

     MCS, Inc. (the Company) provides information systems and services to the home health care industry under the name MestaMed. The Company also provides information systems and services to building supplies distributors under the name ProfitWorks. MestaMed and ProfitWorks, which are sold exclusively in the United States are distinct reportable segments as defined under Statement of Financial Accounting Standards No. 131 (See Note 9).

     The Company is a wholly owned subsidiary of Mestek, Inc., a public company traded on the New York Stock Exchange. Inter-company transactions between Mestek and the Company are generally limited to management fees, federal income tax allocations, cash advances and cash distributions. The net effect of cash flows between Mestek and the Company, whether net contributions from Mestek or net distributions to Mestek, are reflected at year-end in the Stockholder's Equity section of the Company's balance sheet as paid in capital or inter-company dividends, respectively. At interim periods, the net effect of such cash flows are recorded as an open intercompany account.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

     In 1998, the Company adopted the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 97-2, "Software Revenue Recognition", which supersedes SOP 91-1 and is effective for transactions entered into for fiscal years beginning after December 31, 1997. The adoption of SOP 97-2 did not have a material impact on the Company's Financial Statements.

     The Company's principal products, MestaMed and ProfitWorks, do not typically require significant customization or lengthy implementation periods. Accordingly, the Company invoices its customers for software licenses and related hardware sales after both hardware and software have been delivered and accepted and related contracts, including software licenses, have been executed. The Company recognizes such revenues at the time they are invoiced.

                                   MCS, INC.

     The Company invoices its customers for software maintenance and telephone support (other than first year maintenance and support) on an annual basis, thereafter. Such billings are treated as deferred revenues on the Company's balance sheet and are thereafter amortized off to revenue over twelve months using the straight-line method.

     In addition to software licenses, software maintenance and support, and related hardware, the Company also provides a number of ancillary services including training, consulting and after-hours support. Revenues from such services are recognized monthly as such services are performed and billed.

     Unbilled receivables represent revenues earned in the current period but not billed until future dates, usually within one month.

PROPERTY AND EQUIPMENT

     Property and equipment are carried at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income for the period.

SOFTWARE DEVELOPMENT EXPENSES

     SFAS No. 86 requires that software development costs incurred subsequent to the establishment of technological feasibility for the product be capitalized. The Company has no capitalized development costs.

NEW ACCOUNTING STANDARDS

     Statement of Financial Accounting Standard (SFAS) No. 130, "Reporting Comprehensive Income" established standards for the reporting and display of comprehensive income. For the years ended December 31, 1998, December 31, 1997 and December 31, 1996, respectively, the components of other comprehensive income were not material.

     The Financial Accounting Standards Board has issued Statement of Financial Accounting Standard No. 131, which was effective for fiscal years beginning after December 15, 1997. SFAS 131 requires, in general, a "management approach" rather than an "industry approach" to the disclosure of segment information. The Company adopted SFAS 131 in 1998 and prepared its segmental reporting accordingly as reflected in Note 9 to the Financial Statements.

RECLASSIFICATION

     Reclassifications are made periodically to previously issued financial statements to conform to the current year presentation.

                                   MCS, INC.

INTERIM FINANCIAL STATEMENTS

     The Financial Statements as of, and for the nine months ended, September 30, 1999 and 1998 are unaudited and, in the opinion of management, include all material adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation of the Company's financial position, results of operations and cash flows. The results for interim periods are not necessarily indicative of results for the entire year.

2. INVENTORIES

     Inventories consist principally of computer equipment held for resale and related operating system licenses. Inventories are valued at the lower of cost or market.

3. PROPERTY AND EQUIPMENT

     Property and equipment consisted of the following:

                                                         DECEMBER 31,              DEPRECIATION AND
                                September 30,  ---------------------------------   AMORTIZATION EST.
                                    1999          1998        1997        1996       USEFUL LIVES
                                 -----------   ----------   ---------   --------  -----------------
                                 (UNAUDITED)
Furniture & Fixtures...........  $  299,000    $  180,000   $ 153,000   $143,000       10 years
Computer Equipment.............   1,108,000     1,021,000     734,000    578,000        5 years
                                 ----------    ----------   ---------   --------
                                  1,407,000     1,201,000     887,000    721,000
Accumulated Depreciation.......    (807,000)     (700,000)   (542,000)  (481,000)
                                 ----------    ----------   ---------   --------
                                 $  600,000    $  501,000   $ 315,000   $240,000
                                 ==========    ==========   =========   ========

     Depreciation expense was $128,000, $100,000 and $76,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

     Depreciation expense was $116,000 and $73,000 for the nine-month periods ended September 30, 1999 and 1998, respectively.

4. CAPITALIZED SOFTWARE

     Included in capitalized software is a significant software product acquired by acquisition under the name Mentor/CBT. Mentor/CBT is a computer based training tool and content set acquired in February 1998 at a cost of approximately $213,000, which is being amortized over sixty months using the straight-line method. Mentor/CBT is used by the Company to develop and organize training programs and other CBT content to assist in the implementation of MestaMed and other software applications.

5. INCOME TAXES

     The Company accounts for income taxes using the liability method which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of

                                   MCS, INC.

temporary differences between the financial statement carrying amount and the tax bases of assets and liabilities.

     Income Tax Expense consisted of the following:

                                                 1998     1997   1996
                                                 ----     ----   ----
                                                    (IN THOUSANDS)
Current Federal Income Tax.....................  $742     $1061  $ 962
Current State Income Tax.......................   212       294    296
                                                 ----     -----  -----
                                                 $954     $1355  $1258
                                                 ====     =====  =====

     Total Income Tax Expense was essentially equal to "expected" income tax expense computed by applying the U. S. Federal Income Tax rate of 35 percent, and related state corporate income tax rates, to earnings before income tax.

     Deferred income tax assets and liabilities were not material at December 31, 1998, December 31, 1997, December 31, 1996 or September 30, 1999.

     For Federal Income Tax purposes, the Company files a consolidated return with its parent, Mestek, Inc. The Company's income tax provision, notwithstanding, is computed on a stand-alone basis.

6. STOCKHOLDER'S EQUITY (DEFICIT)

     The Company has authorized common stock of 1,000 shares with a par value of $1 per share. One thousand shares are issued and outstanding and are held by Mestek, Inc. as of December 31, 1998, 1997 and 1996, and September 30, 1999 and 1998.

7. LEASES

     The Company leases office space in suburban Pittsburgh, Pennsylvania on an operating lease basis. In addition to a basic annual rental of $ 349,000, the Company is obligated to pay property taxes on the premises to the extent they exceed those in effect in 1990. No such excess occurred in either 1998, 1997 and 1996.

     Rent expense under the lease totaled $ 302,000, $ 252,000 and $ 277,000 for the years ended December 31, 1998, 1997 and 1996 respectively. These amounts are less than the basic annual rental for 1999 as less space was in use in these years.

     Future minimum lease payments under the lease agreement as of December 31, 1998 are as follows:

                                                              OPERATING
YEAR ENDING DECEMBER 31,                                       LEASES
------------------------                                      ---------
1999........................................................  $349,000
2000........................................................   262,000
                                                              --------
  Total minimum lease payments..............................  $611,000
                                                              ========

                                   MCS, INC.

8. EMPLOYEE BENEFIT PLAN

     The Company maintains a qualified defined contribution target benefit pension plan, which covers substantially all of its employees. Pension costs are accrued annually based on contributions earned by participants under plan provisions. The total expense related to this plan for the twelve months ended December 31, 1998, 1997 and 1996 was $88,000, $65,000 and $70,000,
respectively. The total expense related to this plan for the nine months ended September 30, 1999 and 1998 was $59,000 and $59,000, respectively.

     The Company maintains bonus plans for its officers and other key employees. The plans generally allow for annual bonuses for individual employees based upon the operating results of related profit centers in excess of a percentage of the Company's investment in the respective profit centers.

     The Company maintains a qualified 401(k) Plan for its employees who choose to participate. Participants may elect to have up to fifteen percent (15%) of their compensation withheld, up to the maximum allowed by the Internal Revenue Code. Participants may also elect to make nondeductible voluntary contributions up to an additional ten percent (10%) of their gross earnings each year within the legal limits. The Company contributes $0.25 of each $1.00 deferred by participants and deposited to the Plan not to exceed one and five tenths percent (1.5%) of an employee's compensation. The Company does not match any amounts for withholdings from participants in excess of six percent (6%) of their compensation or for any nondeductible voluntary contributions. Contributions are funded on a current basis. Employer contributions to the Plan were $66,704, $60,004, and $54,490 for the years ended December 1998, 1997, and 1996, respectively. Employer contributions to the Plan were $61,479 for the nine month period ended September 30, 1999.

9. SEGMENT INFORMATION

     The Company has two reportable segments: (1) MestaMed, which develops computer software for the home health care and durable medical equipment marketplaces and (2) ProfitWorks, which develops computer software for the building supplies distribution marketplace.

     The Company evaluates performance and allocates resources based on profit or loss from operations before interest expense and income taxes, (EBIT) not including non-operating gains and losses. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Inter-segment sales are not material. Shared administrative overhead expenses are allocated among the Company's segments on the basis of specific cost drivers where identifiable and otherwise on the basis of a composite of relative historical net sales, relative projected net sales and relative personnel costs.

YEAR ENDED DECEMBER 31, 1998                       MESTAMED   PROFITWORKS   TOTALS
----------------------------                       --------   -----------   -------
Revenues from External Customers.................  $14,901      $1,729      $16,630
Interest Expense.................................       --          --           --
Depreciation Expense.............................      118          10          128
Amortization Expense.............................       67          --           67
Segment Operating Profit.........................    1,831         505        2,336
Segment Assets...................................    4,845         434        5,279
Expenditure for Long-Lived Assets................      527           1          528
LONG LIVED ASSETS:
United States....................................      732          10          742
Foreign Countries................................       --          --           --
                                                   -------      ------      -------
                                                       732          10          742
                                                   =======      ======      =======

                                   MCS, INC.

                                                   MESTAMED   PROFITWORKS   TOTALS
                                                   --------   -----------   -------
YEAR ENDED DECEMBER 31, 1997
Revenues from External Customers.................  $15,433      $1,596      $17,029
Interest Expense.................................       --          --           --
Depreciation Expense.............................       93           7          100
Amortization Expense.............................       19          --           19
Segment Operating Profit.........................    3,071         219        3,290
Segment Assets...................................    4,545         350        4,895
Expenditure for Long-Lived Assets................      158           8          166
LONG LIVED ASSETS:
United States....................................      397          11          408
Foreign Countries................................       --          --           --
                                                   -------      ------      -------
  Total..........................................  $   397      $   11      $   408
                                                   =======      ======      =======

YEAR ENDED DECEMBER 31, 1996
Revenues from External Customers.................  $14,636      $1,478      $16,114
Interest Expense.................................       --          --           --
Depreciation Expense.............................       79           7           86
Amortization Expense.............................       18          --           18
Segment Operating Profit.........................    2,994          69        3,063
Segment Assets...................................    4,153         336        4,489
Expenditure for Long-Lived Assets................      198           6          204
LONG LIVED ASSETS:
United States....................................      354           7          361
Foreign Countries................................       --          --           --
                                                   -------      ------      -------
  Total..........................................      354           7          361
                                                   =======      ======      =======


NINE-MONTHS ENDED SEPTEMBER 30, 1999 (UNAUDITED)
Revenues from External Customers.................  $12,579      $  942      $13,521
Interest Expense.................................       --          --           --
Depreciation Expense.............................      109           7          116
Amortization Expense.............................       53          --           53
Segment Operating Profit.........................      953          83        1,036
Segment Assets...................................    5,316           0        5,316
Expenditure for Long-Lived Assets................      206          --          206
LONG LIVED ASSETS:
United States....................................      786          --          786
Foreign Countries................................       --          --           --
                                                   -------      ------      -------
  Total..........................................      786          --          786
                                                   =======      ======      =======

NINE-MONTHS ENDED SEPTEMBER 30, 1998 (UNAUDITED)
Revenues from External Customers.................  $10,962      $1,182      $12,144
Interest Expense.................................       --          --           --
Depreciation Expense.............................       69           7           76
Amortization Expense.............................       50          --           50
Segment Operating Profit.........................    1,279         258        1,537
Segment Assets...................................    5,080         215        5,295
Expenditure for Long-Lived Assets................      494           1          495

The segment information related to Profitworks for 1999 represents the eight month period ending 8/31/99. Under the terms of the Agreement (see note 10) Profitworks was distributed to Mestek on September 1, 1999.

                                   MCS, INC.

10. RELATED PARTY

     The Company is a wholly owned subsidiary of Mestek, Inc. (the Parent) a public company traded on the New York Stock Exchange. As such, the Company has historically distributed substantially all of its free cash flow to the Parent in the form of an annual dividend. The Company's historical access to capital has been through an open intercompany account with the Parent. The Company has historically generated positive cash flow to the Parent each year and, as such, had no outstanding intercompany debt to the Parent, or other long-term debt, as of December 31, 1998, December 31, 1997 or December 31, 1996 and accordingly, reported no interest expense in 1998, 1997 or 1996. The Company's results of operations for 1998, 1997 and 1996 reflect intercompany management fee charges from the Parent of $74,000, $78,000 and $84,000 respectively. As described in
Note 1, at interim dates the Company reports its net cash flow activity to or from the Parent as an open intercompany payable or receivable as appropriate.

11. SUBSEQUENT EVENT

     On May 26, 1999, Mestek entered into a definitive agreement, (the Agreement), to merge its wholly owned subsidiary, MCS, Inc. (MCS) into Simione Central Holdings, Inc. (Simione). Under the terms of the Agreement, for every share of outstanding Simione common stock, Simione will issue approximately .85 shares of its common stock to Mestek in the exchange. As a result, Mestek will own approximately 46% of outstanding Simione common stock after the merger is completed. Under the terms of the Agreement, MCS's ProfitWorks segment will be distributed to Mestek prior to the merger.

     Simione is a provider of information systems and services to the Home Health Care industry. Simione provides information systems, consulting and agency support services to customers nationwide. Simione provides freestanding, hospital based and multi-office Home Health Care Providers (including certified, private duty, staffing, HME, IV therapy, and hospice) with information solutions that address all aspects of home care operations. Simione maintains offices nationwide and is headquartered in Atlanta, Georgia.

     Under the terms of the Agreement, if either party terminates the Agreement in favor of an alternative acquisition proposal the terminating party shall be obligated to pay the other party up to $1,700,000 in termination fees. The Agreement is subject to regulatory and stockholder approvals and is expected by the parties to close prior to the end of 1999.

     On September 9, 1999, Mestek, Inc. ("Mestek") announced that it had entered into an amendment to the Agreement, whereby the shares of common stock of MCS shall be distributed to the Mestek common stock stockholders in a spin-off transaction, MCS shall then be merged with and into SCHI, and MCS' stockholders will receive approximately .85 shares of Simione common stock for each share of MCS common stock.

     In connection with the Amendment, Mestek loaned to SCHI the sum of $3,000,000 on a short-term basis. Upon the closing of the above-mentioned merger, the $3,000,000 loan will be canceled, and Mestek shall contribute an additional $3,000,000 to the capital of SCHI in return for newly issued Series B Preferred Stock of SCHI. The Series B Preferred Stock issued to Mestek will have voting rights equivalent to 11.2 million shares of SCHI common stock. Mestek will also receive as part of its capital contribution to SCHI a warrant for the subsequent purchase of 2 million shares of SCHI common stock.